Filed by Westlake Chemical Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Axiall Corporation

Filer’s Commission File Number: 001-32260

Subject Company’s Commission File Number: 001-09753

Westlake Chemical Corporation issued the following press release on April 25, 2016:

Westlake Chemical Files Definitive Proxy Statement in Connection with 2016 Axiall

Corporation Annual Meeting

Updates Investor Presentation

HOUSTON, April 25, 2016 – Westlake Chemical Corporation (NYSE: WLK) today announced it has filed a definitive proxy statement with the Securities and Exchange Commission and updated its investor presentation in connection with its nomination of nine highly-qualified and independent candidates for election to Axiall’s Board of Directors at the 2016 Annual Meeting of Axiall Corporation (NYSE: AXLL).

In the updated investor presentation, which can be accessed at www.WestlakeAxiall.AcquisitionProposal.com, the Company noted:

•	Westlake’s compelling revised proposal represents a substantial premium of over 143% to Axiall’s closing price on January 22, 2016, the last trading day before Westlake submitted its initial proposal;

•	Axiall shareholders will share in the benefits from approximately $90-100 million in expected synergies, which Westlake has increased from its initial estimate of $60 million. Westlake increased its synergy estimate after Axiall allowed it to conduct due diligence, and this information enabled Westlake to increase its proposal price, which was announced on April 4, 2016;

•	Axiall’s refusal to negotiate regarding Westlake’s revised proposal left Westlake with no alternative other than to take its proposal directly to Axiall’s shareholders and nominate an alternate slate of directors;

•	How Westlake’s proposal provides Axiall shareholders with greater value and certainty than Westlake believes can be achieved by Axiall’s standalone strategy; and

•	Axiall’s track record of value destruction and underperformance, repeated failed attempts to deliver on expectations, and “in-process” initiatives that Westlake believes are unlikely to generate value creation anywhere near that of Westlake’s proposal.

Westlake noted that Axiall has not yet set a date for its Annual Meeting and expressed its concern that Axiall intends to delay the meeting and therefore the opportunity for Axiall shareholders to voice their concerns in a formal manner.

For additional information about Westlake’s proposal, slate of directors and updated investor presentation, please visit www.WestlakeAxiall.AcquisitionProposal.com.

About Westlake Chemical Corporation

Westlake Chemical Corporation is an international manufacturer and supplier of petrochemicals, polymers and building products with headquarters in Houston, Texas. The company’s range of products includes: ethylene, polyethylene, styrene, propylene, caustic, VCM, PVC suspension and specialty resins and PVC building products including pipe and specialty components, windows, fence, deck and film. For more information, visit the company’s Web site at www.westlake.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Westlake Chemical Corporation’s (“Westlake”) proposal to acquire Axiall Corporation (“Axiall”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Westlake’s (and Westlake’s and Axiall’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, estimated synergies from the proposed transaction and statements containing the use of forward-looking words, such as “may,” “will,” “could,” “would,” “should,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast,” “approximate,” “intend,” “upside,” and the like, or the use of future tense. Statements contained herein concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Westlake (and the combined businesses of Westlake and Axiall), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Westlake based upon currently available information. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Westlake’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Westlake is unable to predict or control, that may cause Westlake’s actual results, performance or plans with respect to Axiall to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Westlake’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the proposed business combination transaction include, but are not limited to: (i) the ultimate outcome of any possible transaction between Westlake and Axiall, including the possibility that Axiall will not accept a transaction with Westlake, (ii) the ultimate outcome and results of integrating the operations of Westlake and Axiall if a transaction is consummated, (iii) the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, including any necessary stockholder approvals, (iv) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the proposed transaction, (v) competitive responses to the announcement or completion of the proposed transaction, costs and difficulties related to the integration of Axiall’s businesses and operations with Westlake’s businesses and operations, (vi) the inability to obtain, or delays in obtaining, cost savings and synergies from the proposed transaction, (vii) uncertainties as to whether the completion of the proposed transaction or any transaction will have the accretive effect on Westlake’s earnings or cash flows that it expects, (viii) unexpected costs, liabilities, charges or expenses resulting from the proposed transaction, (ix) litigation relating to the proposed transaction, (x) the inability to retain key personnel, and (xi) any changes in general economic and/or industry-specific conditions.

In addition to the factors set forth above, other factors that may affect Westlake’s plans, results or stock price are set forth in Westlake’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.

Many of these factors are beyond Westlake’s control. Westlake cautions investors that any forward-looking statements made by Westlake are not guarantees of future performance. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events.

Additional Information

This communication relates to a proposal which Westlake has made for a business combination transaction with Axiall. In connection with the solicitation of proxies for Axiall’s 2016 annual meeting of stockholders (including any adjournment or postponement thereof and any meeting of Axiall’s stockholders that may be called in lieu thereof, the “Annual Meeting”), Westlake filed a definitive proxy statement in connection therewith on Schedule 14A with the SEC on April 25, 2016 (the “Westlake Proxy Statement”). In connection with the proposal and subject to future developments, Westlake (and, if a negotiated transaction is agreed, Axiall) may also file one or more registration statements, additional proxy statements, tender offer statements, prospectuses or other documents with the SEC. This communication is not a substitute for the Westlake Proxy Statement or any other proxy statement, registration statement, tender offer statement, prospectus or other document Westlake and/or Axiall has filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF WESTLAKE AND AXIALL ARE URGED TO READ THE WESTLAKE PROXY STATEMENT AND ANY OTHER PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT(S), PROSPECTUS(ES) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ANNUAL MEETING AND/OR PROPOSED TRANSACTION. Westlake expects to mail the Westlake Proxy Statement and accompanying GOLD proxy card to stockholders of Axiall promptly after Axiall sets the record date and meeting date for the 2016 Annual Meeting. Any other definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Westlake and Axiall, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) as well as other filings containing information about Westlake and Axiall, without charge, at the SEC’s website, http://www.sec.gov. Those documents, when filed, as well as Westlake’s other public filings with the SEC, may be obtained without charge at Westlake’s website at http://www.westlake.com.

Participants in Solicitation

Westlake, Westlake NG IV Corporation and certain of their respective directors and executive officers and the individuals nominated by Westlake for election to Axiall’s Board of Directors may be deemed to be participants in any solicitation of proxies from Axiall’s stockholders in connection with the Annual Meeting and/or the proposed transaction, as applicable, under the rules of the SEC. Information about the participants, including a description of their direct and indirect interests, by security holdings or otherwise, is available in the Westlake Proxy Statement and will be available in any other proxy statement(s) or prospectus(es) (if and when available). You can obtain free copies of these documents from Westlake using the contact information above. Investors may obtain additional information regarding the interest of such participants by reading the Westlake Proxy Statement and/or any other proxy statement/prospectus regarding the proposed transaction if and when they become available.

This document shall not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Contacts

Media Inquiries:

Sard Verbinnen & Co

Jim Barron / Robin Weinberg, (212) 687-8080

jbarron@sardverb.com / rweinberg@sardverb.com

Investor Inquiries:

Westlake Chemical Corp.

Steve Bender, (713) 960-9111

or

MacKenzie Partners

Dan Burch / Charlie Koons, (212) 929-5708

dburch@mackenziepartners.com / ckoons@mackenziepartners.com